Filed Pursuant To Rule 433

Registration No. 333-217785

April 9, 2018

SPDR® Gold Shares    GLD
Intraday NAV Ticker    Fund Inception Date The Price of Gold
GLDIV    11/18/2004 The spot price for gold bullion is determined by market forces
Index Ticker    Objective in the 24-hour global over-the-counter (OTC) market for gold.
N/A    The investment objective of the Trust is for SPDR® The OTC market accounts for most global gold trading, and
Gold Shares (GLD®) to reflect the performance of the    prices quoted reflect the information available to the market at
price of gold bullion, less the Trust’s expenses.    any given time. The price, holdings, and net asset value of the
Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at www.spdrgoldshares.com.
Total Return
Cumulative NAV (%) MARKET VALUE (%) LBMA Gold Price PM (%)
QTD 2.01 1.73 2.54 YTD 2.01 1.73 2.54
Annualized
1 Year 5.92 5.96 6.35
3 Year 3.29 3.43 3.70
5 Year -4.08 -4.02 -3.70
10 Year 3.14 3.36 3.55
(%)
Gross Expense Ratio‡ 0.40
Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance.
The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are listed for trading, as of the time that the Fund’s NAV is calculated. If you trade your shares at another time, your return may differ. Effective March 20, 2015, the SPDR Gold Trust (GLD) adopted the LBMA Gold Price PM as the reference benchmark price of gold in calculating the Net Asset Value (NAV) of the Trust. Prior to that date, the Trust used the London PM Fix as the reference benchmark price in calculating the NAV. Effective July 17, 2015, the Sponsor receives a fee of 0.40% per year of the daily net asset value, or daily NAV, of the Trust, and is responsible for all ordinary fees and expenses of the Trust.
Advantages
Easily Accessible    Listed on the NYSE Arca. TransparentThere exists a 24-hour global over-the-counter market for
Secure    The Gold Shares represent fractional, undivided interests gold bullion, which provides readily available market data.
in the Trust, the sole assets of which are physical gold     The price, holdings and net asset value of the Gold Shares,
bullion and, from time to time, cash.     as well as market data for the overall gold bullion market, can be tracked daily at www.spdrgoldshares.com.
Cost Effective    For many investors, the transaction costs related to the FlexibleGold Shares are listed on the NYSE Arca (Ticker: GLD) and
Shares are expected to be lower than the costs associated     trade the same way ordinary stocks do. It is possible to
with the purchase, storage and insurance of physical gold.     buy or sell Gold Shares continuously throughout the
Liquid    Structure allows for baskets to be created and redeemed trading day on the exchange at prices established by the
according to market demand, creating liquidity.     market. Additionally, it is possible to place market, limit and stop-loss orders for Gold Shares.
‡The gross expense ratio is the Trust’s annual operating expense ratio. See the Trust’s most recent prospectus for a definition of Trust expenses.
spdrs.com

SPDR® Gold Shares     As of 03/31/2018 State Street Global Advisors
Key Facts     Management
Ticker Symbol    GLD SponsorWorld Gold Trust Services, LLC
CUSIP    78463V107 CustodianHSBC Bank plc
Exchange    NYSE ARCA EXCHANGE TrusteeBNY Mellon Asset Servicing, a division of
Short Sale Eligible    Yes The Bank of New York Mellon
Margin Eligible    Yes Marketing AgentState Street Global Advisors Funds Dis-
tributors, LLC
Important risk information
Investing involves risk, and you could lose money on an investment in GLD.
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. Diversification does not ensure a profit or guarantee against loss.
Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to SPDR Gold Shares Trust (“GLD®”):
The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. When distributed electronically, the GLD prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.
GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent.
All references to LBMA Gold Price PM are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.
Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto.
For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Boston, MA, 02111; T: +1 866 320 4053 spdrgoldshares.com
Not FDIC Insured • No Bank Guarantee • May Lose Value
Tracking Number: 2047351.1.1.NA.RTL Expiration Date: 07/31/2018
ETF-GLD 20180405/17:01

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.